1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

April 16, 2013

VIA EDGAR

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Avenue Income Credit Strategies Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-187149; 811-22485

Dear Mr. Minore:

This letter responds to telephonic comments given on April 15, 2013 to Allison M. Fumai and Christopher D. Carlson of Dechert LLP, with respect to your review of the pre-effective amendment no. 1 to the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2013 (the “Registration Statement”).  We have reproduced your comments below, followed by our responses.  Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”).  Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Registration Statement Cover Page

1.                                      Comment:            Please clarify whether the Dealer Manager’s sale of the Rights and the Common Shares underlying such Rights are exempt from the registration requirements of the Securities Act of 1933, as amended, or whether they are registered pursuant to this Registration Statement, as was indicated in the registration statement for the Prior Offering.

Response:             Such sales are being registered pursuant to this Registration Statement and a footnote has been added to the Registration Fee table as follows:

“An additional indeterminate amount of securities are being registered hereby to be offered solely for market making purposes by the dealer manager.”

Prospectus

Cover Page

2.                                      Comment:            Please consider adding a page reference to the cross-reference to “The Offer — Dilution and Effect of Non-Participation in the Offer” in the penultimate sentence in the paragraph above the bolded legend on the bottom of the cover page.

Response:             The disclosure has been revised accordingly.

Description of Common Shares (page 43)

3.                                      Comment:            Please confirm that the information contained in the table on page 41 includes the high and low prices during, and not as of the end of, the quarters indicated and revise the lead-in paragraph to clarify this.

Response:             The disclosure has been revised accordingly.  The Fund confirms that the information contained in the table includes the high and low prices during, and not as of the end of, the quarters indicated.

Risk factors (page 89)

4.                                      Comment:            In “Financial Leverage Risk,” please add the following: “The Fund has substantially increased its use of leverage through the Credit Facility during the past twelve months and intends to use leverage up to the maximum amount permitted by the [Investment Company Act of 1940, as amended].”

Response:             The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier